Via Facsimile and U.S. Mail
Mail Stop 6010

February 26, 2009

Marc J. Zimmermann
Chief Financial Officer
American Physicians Service Group, Inc.
1301 Capital of Texas Highway, Suite C-300
Austin, Texas   78746

Re: American Physicians Service Group, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 3, 2008
File No. 001-31434

Dear Mr. Zimmermann:

        We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief